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Exhibit 12

Ratio of Earnings to Fixed Charges

	December 31,
	2006	2007	2008	2009	2010
Income (loss) before income tax expense	73,955	38,701	(54,063)	(85,627)	(53,856)
Equity in earnings (loss) of equity-method investees	(1,721)	(1,042)	(448)	53	(383)

Net income (loss) before equity in earnings (loss) of equity method investees	72,234	37,659	(54,511)	(85,575)	(54,239)

Add fixed charges:
Interest expense including amortization of debt issuance costs	54,843	70,772	78,071	87,498	101,613
Estimate of interest within rental expense	4,755	4,699	6,885	6,179	5,856

	59,598	75,471	84,956	93,677	107,469

Adjusted earnings	131,832	113,130	30,445	8,103	53,230

Ratio of earnings to fixed charges (1)	2.2	1.5	0.4	0.1	0.5

(1)
The ratio of earnings to fixed charges is computed by dividing adjusted earnings by fixed charges.

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  Exhibit 12
Ratio of Earnings to Fixed Charges